SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2021

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Manifestation of the Controlling Shareholder on the

Secondary Public Offering of UNITs and Migration to Corporate Governance Level 2

Companhia Paranaense de Energia – COPEL (“Company” or “Copel”), a company that generates, transmits, distributes and sells energy, with shares and share deposit certificates (UNITs) listed on B3 SA – Brasil, Bolsa, Balcão ( CPLE3, CPLE5, CPLE6, CPLE11), NYSE (ELP) and LATIBEX (XCOP, XCOPO, XCOPU), in continuity with material facts 01/21, of January 8, 2021 ("MF 01/21") and 09/21, of May 12, 2021 (“MF 09/21”), informs its shareholders and the market in general that it received, on this date, from the State of Paraná́, the Company's controlling shareholder, the Official Letter no. 035/2021, attached to this material fact (“Official Letter”).

Pursuant to the Official Letter, the State of Paraná (i) stated that it will no longer dispose of the Company's securities within the scope of the public offering of secondary distribution of share deposit certificates (Units), to be carried out by BNDES Participações SA — BNDESPAR (“ Offer”), as disclosed in FR 09/21; (ii) undertook not to sell any of its shares or Units of the Company until at least December 31, 2022 (lock-up); and (iii) will request the convening of the Extraordinary General Meeting (“AGE”) to amend the bylaws and allow the migration to Level 2 of Corporate Governance of B3 SA – Brazil, Stock Exchange, Counter (“Level 2”), regardless of the realization and settlement of the Offer.

Thus, based on the Official Letter, Copel will initiate the internal procedures, following the Company's governance procedures, to call the aforementioned EGM, thus allowing the migration to Level 2.

Copel will communicate to the market, as soon as it receives information, about the new structure of the Offer without the participation of the controlling shareholder.

This material fact essentially has the function of communicating the aforementioned manifestation of the State of Paraná́ to its shareholders and to the market in general and should not be considered or interpreted as an announcement of a public offering for the distribution or acquisition of securities.

Curitiba, September 30, 2021.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or (41) 3331-4011

Attachment I - Material Fact - 16/21

Official Letter 035/2021

To Mr.

Bruno Laskowsky

Director of Participations, Capital Markets and Indirect Credit - BNDESPAR

To Mr.

Marcel Martins Malczewski

Chairman of the Board of Directors of Copel

José Izidoro Biazetto, No. 158, Curitiba, Paraná

To Mr.

Daniel Pimentel Slaviero,

Chief Executive Officer of Companhia Paranaense de Energia – Copel

José Izidoro Biazetto, No. 158, Curitiba, Paraná

Subject: Secondary Share Public Offering Companhia Paranaense de Energia – Copel and Migration to Level 2

I refer (i) to material fact No. 01/21, disclosed by Companhia Paranaense de Energia — Copel (“Company” or “Copel”) on January 8, 2021 (“Material Fact 01/21”), through of which the Company communicated the State of Paraná's decision to condition the Company's migration to Level 2 of Corporate Governance of B3 SA – Brasil, Bolsa, Balcão (“B3”) to the completion and settlement of a public offering of secondary distribution of certificates of deposit of shares (“UNITs”) owned by the State of Paraná together with the offer to be carried out by BNDES Participações SA — BNDESPAR (“BNDESPAR”); and (ii) material fact no. 09/21, disclosed on May 12, 2021 (“Material Fact 09/21”), through which Copel communicated the manifestation of the shareholder BNDESPAR on the intention to sell its interest in the Company, representing 24% (twenty-four percent) of the Company's capital stock, through a public offering of secondary distribution of UNITS (“Offering”).

According to Material Fact 09/21, BNDESPAR's Board of Directors approved, on that date, the structure of the Offer ("Structure"), comprising a base lot of up to 78,811,022 UNITS, of which 28,992,446 UNITS (representing 5, 3% of the Company's capital stock) would be offered by the State of Paraná.

The decision of the State of Paraná to participate jointly with the offer to be carried out by BNDESPAR considered the market conditions and expectations at the time, as well as the public interest and that of Copel.

The State of Paraná informs that it will no longer sell part of its interest in the Company under the Offer. It also informs that it undertakes not to sell any of its UNITS or any of its shares, until 12/31/2022, as of this date (lock-up).

Additionally, in order to further strengthen the Company's corporate governance, the State of Paraná will request the convening, at an opportune time, of the Company's extraordinary general meeting to resolve on the removal of the conditions for migration to Level 2 of Corporate Governance provided for in the bylaws of Copel. Thus, once the status is changed, the migration to Level 2 will occur regardless of the Offer being made.

Curitiba, September 30, 2021.

Yours sincerely,

Luiz Augusto Silva

Chief Secretary of the Civil House

President of the Board of Control of State Companies

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date September 30, 2021

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.